Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-122229

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED JANUARY 16, 2007 TO PROSPECTUS DATED SEPTEMBER 27, 2006

DECEMBER 2006 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	December 2006	Year to Date	12/31/06	12/31/06

Series A	11.36%	12.94%	$74,858,117	$1,500.20
Series B	16.14%	19.74%	$38,025,737	$1,821.99

*	All performance is reported net of fees and expenses

Fund results for December 2006:

Three month Eurodollar futures shrugged off an exceptionally weak early month ISM Manufacturing Index to close lower in December. Rising employment, strong retail sales, and strong late month housing data contributed to steady declines for short rates. Three month Euribor futures continued their long term trend lower, hitting new lows for the move. The ECB raised rates 25 basis points for the sixth time this year to 3.5%. Three month Sterling futures trended lower as UK employment and GDP growth remained very strong. Short positions in this sector resulted in an overall gain.

Gold futures moved slightly lower (-2.2%) in December as weaker energy markets and a rebound in the dollar limited gains. Gold ran into resistance as improving economic sentiment in the U.S. and throughout the world put a temporary halt to safe haven buying in the precious metal. Silver futures lost 8.3% as weakness in Copper took its toll. Long positions in metals lead to an overall loss for this sector.

In the energy markets, crude oil futures lost 5.5% in December as acute weakness in the products forced values lower. Disappointing early month ISM manufacturing data set a negative tone from the start while unseasonably warm temperatures in the Northern Hemisphere and a resultant steady inventory situation only added to the losses as the month wore on. Natural gas added to its downward trend with a loss of 29.1% as stocks currently stand 10.7% above year ago levels. Heating oil futures also broke lower, posting a decline of 12.1%. Gasoline stocks rose a much greater than expected 2.9 million barrels by late December, leading to losses of 6% in the Unleaded RBOB gas futures. This led our short positions to an overall gain for this sector.

Other market sectors did not reveal significant trends and didn’t have any major influence on this month’s negative performance.

For the month of December 2006, Series A gained 11.36% and Series B gained 16.14%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
DECEMBER 2006 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended December 31, 2006)

STATEMENT OF INCOME

December 2006

Investment income, interest	$280,780

Expenses
Management fee	116,083
Organization and offering expenses	62,748
Operating expenses	9,412
Selling Commissions	250,991
Other expenses	559
Incentive fee	—
Brokerage commissions	216,719

Total expenses	656,512

Net investment gain(loss)	(375,732)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	2,037,284
Net change in unrealized appreciation (depreciation) on futures and forward contracts	5,974,815

Net gain(loss) on investments	8,012,099

Net increase(decrease) in net assets from operations	$7,636,367

STATEMENT OF CHANGES IN NET ASSET VALUE

December 31, 2006

Net assets, beginning of period	$67,848,008

Net increase in net assets from operations	7,636,367
Capital share transactions
Issuance of shares	563,500
Redemption of shares	(1,189,758)

Net increase(decrease) in net assets from capital share transactions	(626,258)
Net increase(decrease) in net assets	7,010,109

Net assets, end of period	$74,858,117

NAV Per Unit, end of period	$1,500.20

QUADRIGA SUPERFUND, L.P. — SERIES B
DECEMBER 2006 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended December 31, 2006)

STATEMENT OF INCOME

December 2006

Investment income, interest	$135,354

Expenses
Management fee	58,967
Organization and offering expenses	31,874
Operating expenses	4,781
Selling Commissions	127,496
Other expenses	399
Incentive fee	—
Brokerage commissions	150,393

Total expenses	373,910

Net investment gain(loss)	(238,556)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	1,424,240
Net change in unrealized appreciation (depreciation) on futures and forward contracts	4,099,256

Net gain(loss) on investments	5,523,496

Net increase(decrease) in net assets from operations	$5,284,940

STATEMENT OF CHANGE IN NET ASSET VALUE

December 2006

Net assets, beginning of period	$33,059,590

Net increase(decrease) in net assets from operations	5,284,940
Capital share transactions
Issuance of shares	277,701
Redemption of shares	(596,494)

Net increase(decrease) in net assets from capital share transactions	(318,793)
Net increase(decrease) in net assets	4,966,147

Net assets, end of period	$38,025,737

NAV Per Unit, end of period	$1,821.99

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Christian Baha
Christian Baha, Chief Executive Officer
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.